Pricing supplement no. 759
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 7-II dated November 16, 2011

Registration Statement No. 333-177923
Dated October 16, 2012
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$425,000 (JOY) $50,000 (BTU) $50,000 (LULU)
Reverse Exchangeable Notes due January 22, 2013
Each Linked to the Common Stock of a Different Single Reference Stock Issuer

General

- This pricing supplement relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the three (3) note offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- **The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning equities in general and the common stock of the applicable Reference Stock issuer, in particular, and be willing to lose some or all of their principal at maturity.**
- Investing in the notes is not equivalent to investing in the shares of an issuer of any of the Reference Stocks.
- Each issue of offered notes will pay interest monthly at the fixed rate specified for that issue below. However, **the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period, as described below.** Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 22, 2013*
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless:*

(1) the applicable Final Share Price is less than the applicable Initial Share Price; *and*

(2) on any day during the Monitoring Period, the **closing price** of the applicable Reference Stock is less than the applicable Initial Share Price, by more than the applicable Buffer Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**

Pricing Date: October 16, 2012
Settlement Date: On or about October 19, 2012
Observation Date*: January 16, 2013
Maturity Date*: January 22, 2013
Interest Payment Dates*: Interest on the notes will be payable on November 19, 2012, December 19, 2012 and January 22, 2013 (each such date, an "Interest Payment Date"). See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Other Key Terms: **See "Additional Key Terms" on page PS-2 of this pricing supplement.**

	Page Number	Ticker Symbol	Principal Amount	Interest Rate	Buffer Amount	Initial Share Price	CUSIP	Approximate Monthly Coupon	Approximate Tax Allocation of Monthly Coupon†	
									Interest on Deposit	Put Premium
Joy Global Inc.	PS – 5	JOY	$1,000	**3.50%** (equivalent to 14.00% per annum)	$12.176, which is equal to 20.00% of the Initial Share Price	$60.88	48126DCR8	$11.67	1.57%	98.43%
Peabody Energy Corporation	PS – 7	BTU	$1,000	**3.1875%** (equivalent to 12.75% per annum)	$6.4775, which is equal to 25.00% of the Initial Share Price	$25.91	48126DCT4	$10.63	1.73%	98.27%
lululemon athletica inc.	PS – 9	LULU	$1,000	**3.0375%** (equivalent to 12.15% per annum)	$15.104, which is equal to 20.00% of the Initial Share Price	$75.52	48126DCX5	$10.12	1.81%	98.19%

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity," "Description of Notes — Interest Payments" and "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 7-II, as applicable.

† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 7-II under "Material U.S. Federal Income Tax Consequences" on page PS-36.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 7-II and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

.	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Joy Global Inc.			
Per note	$1,000	$31.54	$968.46
Total	$425,000	$13,404.50	$411,595.50
Peabody Energy Corporation			
Per note	$1,000	$32.58	$967.42
Total	$50,000	$1,629	$48,371
lululemon athletica inc.			
Per note	$1,000	$27.40	$972.60
Total	$50,000	$1,370	$48,630

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive commissions of $31.54, $32.58 and $27.40 per $1,000 principal amount note for notes linked to the common stock of Joy Global Inc., Peabody Energy Corporation and lululemon athletica inc., respectively, and will use a portion of those commissions to allow selling concessions to other affiliated or unaffiliated dealers of $22.02, $22.54 and $19.95 per $1,000 principal amount note for notes linked to the common stock of Joy Global Inc., Peabody Energy Corporation and lululemon athletica inc., respectively. Commissions include the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-42 of the accompanying product supplement no. 7-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 16, 2012

Additional Terms Specific to Each Note Offering

This pricing supplement relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the three (3) note offerings or, at your election, in two or more of the offerings. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 7-II dated November 16, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 4, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 7-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 7-II dated November 16, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007680/e46240_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments.
Cash Value:	For each Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock, subject to adjustments.
Initial Share Price:	The closing price of the applicable Reference Stock on the Pricing Date, divided by the Stock Adjustment Factor. The Initial Share Price is subject to adjustments in certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" and "General Terms of Notes — Reorganization Events" in the accompanying product supplement no. 7-II for further information about these adjustments.
Final Share Price:	The closing price of the applicable Reference Stock on the Observation Date.
Stock Adjustment Factor:	For each Reference Stock, set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 7-II.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this pricing supplement. The applicable Interest Rate is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this pricing supplement. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — We will pay you your principal back at maturity so long as the applicable Final Share Price is not less than the applicable Initial Share Price or the closing price of the applicable Reference Stock is not less than the applicable Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period. **However, if the applicable Final Share Price is less than the applicable Initial Share Price and the closing price of the applicable Reference Stock on any day during the Monitoring Period is less than the applicable Initial Share Price by more than the applicable Buffer Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 7-II beginning on page PS-36. Based on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that requires you to purchase the Reference Stock (or, at our option, receive the Cash Value thereof) from us at maturity under circumstances where the payment due at maturity is the Physical Delivery Amount and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocations described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations

JPMorgan Structured Investments -
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS - 1

or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

In determining our reporting responsibilities, we intend to treat the percentages of each interest payment specified on the cover of this pricing supplement as interest on the Deposit and as Put Premium, respectively. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments -
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS - 2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 7-II dated November 16, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Share Price and whether the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the applicable Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). **The market value of the shares of the applicable Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.**

- **THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Buffer Amount, you will be fully exposed to any depreciation in the applicable Reference Stock, from the Initial Share Price to the Final Share Price. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the applicable Final Share Price is less than the applicable Initial Share Price, you will receive at maturity a number of shares of the applicable Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the applicable Final Share Price is less than the applicable Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the applicable Reference Stock subsequently recovers such that the applicable closing price of the Reference Stock is not less than its Initial Share Price by more than its Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 7-II for additional information about these risks. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **SINGLE STOCK RISK** — The price of a Reference Stock can fall sharply due to factors specific to a Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — We will pay you your principal back at maturity only if the closing price of the applicable Reference Stock is not less than the applicable Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period, the applicable Final Share Price is not less than the applicable Initial Share Price and the notes are held to maturity. If the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period and the applicable Final Share Price is less than the applicable Initial Share Price, the benefit provided by the applicable Buffer Amount will be eliminated and you will be fully exposed to any decline in the closing price of the applicable Reference Stock from the applicable Initial Share Price to the applicable Final Share Price.

- **VOLATILITY RISK** — Greater expected volatility with respect to the applicable Reference Stock indicates a greater likelihood as of the Pricing Date that the closing price of the applicable Reference Stock could be less than the

JPMorgan Structured Investments -
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS - 3

applicable Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period or that the applicable Final Share Price could be less than the applicable Initial Share Price on the Observation Date. The applicable Reference Stock's volatility, however, can change significantly over the term of the notes. The closing price of the applicable Reference Stock could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — Unless (i) the applicable Final Share Price is less than the applicable Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Buffer Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.
- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES SUCH AS THE COMMON SHARES OF LULULEMON ATHLETICA INC.—** An investment in the notes linked to the value of non-U.S. equity securities, such as the common shares of lululemon athletica inc. (which we refer to as "lululemon athletica" and such common shares, the "common stock of lululemon athletica") involves risks associated with the home country of the issuer of the non-U.S. equity securities. Non-U.S. companies, such as those in Canada, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.
- **THE NOTES LINKED TO THE COMMON STOCK OF LULULEMON ATHLETICA ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the common stock of lululemon athletica are quoted and traded in U.S. dollars on The NASDAQ Stock Market, and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stock of lululemon athletica in the two different currencies and, as a result, will likely affect the market price of the common stock of lululemon athletica trading on The NASDAQ Stock Market. These trading differences and currency exchange may affect the market value of the notes and whether the closing price of the common stock of lululemon athletica will fall below the Protection Amount on any trading day during the Monitoring Period and whether the Final Share Price of lululemon athletic will be greater than, equal to or less than the Initial Share Price of lululemon athletica. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes linked to the common stock of lululemon athletica. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.
- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.
- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We have not independently verified any of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 7-II. You should undertake your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the applicable Reference Stock or instruments related to the applicable Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
- **THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 7-II.

JPMorgan Structured Investments - PS - 4
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-22 of the accompanying product supplement no. 7-II for more information.

Joy Global Inc. ("Joy Global")

According to its publicly available filings with the SEC, Joy Global is a manufacturer and servicer of high productivity mining equipment for the extraction of coal and other minerals and ores. The common stock of Joy Global, par value $1.00 per share (Bloomberg ticker: JOY), is listed on New York Stock Exchange, which we refer to as the relevant exchange for purposes of Joy Global in the accompanying product supplement no. 7-II. Joy Global's SEC file number is 001-09299.

Historical Information Regarding the Common Stock of Joy Global

The following graph sets forth the historical performance of the common stock of Joy Global based on the weekly closing price (in U.S. dollars) of the common stock of Joy Global from January 5, 2007 through October 12, 2012. The closing price of the one share of common stock of Joy Global on October 16, 2012 was $60.88. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of Joy Global has experienced significant fluctuations. The historical performance of the common stock of Joy Global should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Joy Global during the term of the notes. We cannot give you assurance that the performance of the common stock of Joy Global will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Joy Global will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Joy Global.


Historical Performance of Joy Global Inc.
Price ($)
0
20
40
60
80
100
Jan 07
Jul 07
Jan 08
Jul 08
Jan 09
Jul 09
Jan 10
Jul 10
Jan 11
Jul 11
Jan 12
Jul 12
Source: Bloomberg

JPMorgan Structured Investments -
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer
PS - 5

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Joy Global

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Joy Global, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $60.88
- the Interest Rate: 3.50% (equivalent to 14.00% per annum)
- the Buffer Amount (in U.S. dollars): $12.17
- the Buffer Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Total Value of Payment Received at Maturity **
$60.88	100%	$121.76	200%	$1,000.00	$1,000.00
$30.44	50%	$63.92	105%	$1,000.00	$1,000.00
$60.88	100%	$60.88	100%	$1,000.00	$1,000.00
$48.71	80%	$48.71	80%	$1,000.00	$1,000.00
$30.44	50%	$57.84	95%	16 shares of the Reference Stock or the Cash Value thereof	$950.00
$30.44	50%	$30.44	50%	16 shares of the Reference Stock or the Cash Value thereof	$500.00
$15.22	25%	$15.22	25%	16 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	16 shares of the Reference Stock or the Cash Value thereof	$0.00

** Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of a payment received at maturity set forth in the table above is calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period is $30.44 but the Final Share Price is $63.92. Because the Final Share Price of $63.92 is greater than the Initial Share Price of $60.88, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period is $30.44 and the Final Share Price is $57.84. Because the Final Share Price of $57.84 is less than the Initial Share Price of $60.88 and the closing price of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $57.84, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $30.44, a decline of more than the Buffer Amount from the Initial Share Price. Because the Final Share Price of $30.44 is less than the Initial Share Price of $60.88 and the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $30.44, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $48.71 is less than the Initial Share Price of $60.88 but is not less than the Initial Share Price by more than the Buffer Amount and the closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $48.71 is less than the Initial Share Price of $60.88.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $35.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $60.88, the Buffer Amount was $12.176 and the Physical Delivery Amount was 16.4258 shares of the Reference Stock, in each case subject to adjustments.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments -
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS - 6

Peabody Energy Corporation ("Peabody Energy")

According to its publicly available filings with the SEC, Peabody Energy is one of the largest private sector coal companies in the world, with a variety of interests in active coal operations located throughout major U.S. coal producing regions and internationally. The common stock of Peabody Energy, par value $0.01 per share (Bloomberg ticker: BTU), is listed on New York Stock Exchange, which we refer to as the relevant exchange for purposes of Peabody Energy in the accompanying product supplement no. 7-II. Peabody Energy's SEC file number is 001-16463.

Historical Information Regarding the Common Stock of Peabody Energy

The following graph sets forth the historical performance of the common stock of Peabody Energy based on the weekly closing price (in U.S. dollars) of the common stock of Peabody Energy from January 5, 2007 through October 12, 2012. The closing price of the one share of common stock of Peabody Energy on October 16, 2012 was $25.91. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of Peabody Energy has experienced significant fluctuations. The historical performance of the common stock of Peabody Energy should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Peabody Energy during the term of the notes. We cannot give you assurance that the performance of the common stock of Peabody Energy will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Peabody Energy will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Peabody Energy.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Peabody Energy

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Peabody Energy, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $25.91
- the Interest Rate: 3.1875% (equivalent to 12.75% per annum)
- the Buffer Amount (in U.S. dollars): $6.47
- the Buffer Amount: 25.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Total Value of Payment Received at Maturity **
$25.91	100%	$51.82	200%	$1,000.00	$1,000.00
$12.96	50%	$27.21	105%	$1,000.00	$1,000.00
$25.91	100%	$25.91	100%	$1,000.00	$1,000.00
$19.44	75%	$19.44	75%	$1,000.00	$1,000.00
$12.96	50%	$24.61	95%	38 shares of the Reference Stock or the Cash Value thereof	$950.00
$12.96	50%	$12.96	50%	38 shares of the Reference Stock or the Cash Value thereof	$500.00
$6.48	25%	$6.48	25%	38 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	38 shares of the Reference Stock or the Cash Value thereof	$0.00

** Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of a payment received at maturity set forth in the table above is calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period is $12.96 but the Final Share Price is $27.21. Because the Final Share Price of $27.21 is greater than the Initial Share Price of $25.91, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period is $12.96 and the Final Share Price is $24.61. Because the Final Share Price of $24.61 is less than the Initial Share Price of $25.91 and the closing price of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $24.61, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $12.96, a decline of more than the Buffer Amount from the Initial Share Price. Because the Final Share Price of $12.96 is less than the Initial Share Price of $25.91 and the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $12.96, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $19.44 is less than the Initial Share Price of $25.91 but is not less than the Initial Share Price by more than the Buffer Amount and the closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $19.44 is less than the Initial Share Price of $25.91.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $31.875 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $25.91, the Buffer Amount was $6.4775 and the Physical Delivery Amount was 38.5951 shares of the Reference Stock, in each case subject to adjustments.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments -
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS - 8

lululemon athletica inc. ("lululemon athletica")

According to its publicly available filings with the SEC, lululemon athletica, a Canadian company, is a designer and retailer of technical athletic apparel operating primarily in North America. The common stock of lululemon athletica, par value $0.005 per share (Bloomberg ticker: LULU), is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of lululemon athletica in the accompanying product supplement no. 7-II. lululemon athletica's SEC file number is 001-33608.

Historical Information Regarding the Common Stock of lululemon athletica

The following graph sets forth the historical performance of the common stock of lululemon athletica based on the weekly closing price (in U.S. dollars) of the common stock of lululemon athletica from July 27, 2007 through October 12, 2012. The closing price of the one share of common stock of lululemon athletica on October 16, 2012 was $75.52. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of lululemon athletica has experienced significant fluctuations. The historical performance of the common stock of lululemon athletica should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of lululemon athletica during the term of the notes. We cannot give you assurance that the performance of the common stock of lululemon athletica will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that lululemon athletica will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of lululemon athletica.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of lululemon athletica

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of lululemon athletica, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $75.52
- the Interest Rate: 3.0375% (equivalent to 12.15% per annum)
- the Buffer Amount (in U.S. dollars): $15.10
- the Buffer Amount: 20.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**	Total Value of Payment Received at Maturity **
$75.52	100%	$151.04	200%	$1,000.00	$1,000.00
$37.76	50%	$79.30	105%	$1,000.00	$1,000.00
$75.52	100%	$75.52	100%	$1,000.00	$1,000.00
$60.42	80%	$60.42	80%	$1,000.00	$1,000.00
$37.76	50%	$71.74	95%	13 shares of the Reference Stock or the Cash Value thereof	$950.00
$37.76	50%	$37.76	50%	13 shares of the Reference Stock or the Cash Value thereof	$500.00
$18.88	25%	$18.88	25%	13 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	13 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of a payment received at maturity set forth in the table above is calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period is $37.76 but the Final Share Price is $79.30. Because the Final Share Price of $79.30 is greater than the Initial Share Price of $75.52, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period is $37.76 and the Final Share Price is $71.74. Because the Final Share Price of $71.74 is less than the Initial Share Price of $75.52 and the closing price of the Reference Stock is less than the Initial Share Price by more than the Buffer Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $71.74, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $37.76, a decline of more than the Buffer Amount from the Initial Share Price. Because the Final Share Price of $37.76 is less than the Initial Share Price of $75.52 and the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $37.76, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $60.42 is less than the Initial Share Price of $75.52 but is not less than the Initial Share Price by more than the Buffer Amount and the closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock is not less than the Initial Share Price by more than the Buffer Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $60.42 is less than the Initial Share Price of $75.52.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $30.375 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $75.52, the Buffer Amount was $15.104 and the Physical Delivery Amount was 13.2415 shares of the Reference Stock, in each case subject to adjustments.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS - 11